                                                                    EXHIBIT 12.1



                          TESORO PETROLEUM CORPORATION
         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS
      TO COMBINED FIXED CHARGES PLUS PREFERRED STOCK DIVIDEND REQUIREMENTS
                             (DOLLARS IN THOUSANDS)

                                                                                  YEARS ENDED DECEMBER 31,
                                                                    ----------------------------------------------------
                                                                      1997       1998       1999       2000       2001
                                                                    --------   --------   --------   --------   --------
EARNINGS:
Earnings from continuing operations before income taxes
   and extraordinary loss                                           $  3,400   $ 12,100   $ 51,200   $123,500   $146,900
Interest expense, net of capitalized interest (a)                      8,100     24,790     36,710     31,720     51,630
Amortization of debt discount                                              -        100        215        235        260
Amortization of debt issuance costs                                        -        310        675        745        910
Estimated interest portion of rents (b)                               12,400     17,400     22,400     19,800     17,010
                                                                    --------   --------   --------   --------   --------
         Total Earnings                                             $ 23,900   $ 54,700   $111,200   $176,000   $216,710
                                                                    --------   --------   --------   --------   --------

FIXED CHARGES:
Interest expense whether expensed or capitalized                    $  8,500   $ 24,890   $ 37,310   $ 32,420   $ 56,730
Amortization of debt discount                                              -        100        215        235        260
Amortization of debt issuance costs                                        -        310        675        745        910
Estimated interest portion of rents (b)                               12,400     17,400     22,400     19,800     17,010
                                                                    --------   --------   --------   --------   --------
         Total Fixed Charges                                        $ 20,900   $ 42,700   $ 60,600   $ 53,200   $ 74,910
                                                                    --------   --------   --------   --------   --------

PREFERRED DIVIDEND REQUIREMENTS (c)                                        -      9,554     19,078     20,202     10,000

RATIO OF EARNINGS TO FIXED CHARGES                                      1.14       1.28       1.83       3.31       2.89
                                                                    ========   ========   ========   ========   ========
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
         PREFERRED STOCK DIVIDEND REQUIREMENTS                          1.14       1.05       1.40       2.40       2.55
                                                                    ========   ========   ========   ========   ========

(a)  Includes interest expense and other financing costs.

(b) For a majority of the marine charter leases the interest portion of rents was estimated by using the Company's incremental borrowing rate in effect at the inception of the leases. For the remaining leases, interest expense was estimated by using one third of the rental payments. Total rental expense including marine charters was approximately $45 million, $54 million, $64 million, $60 million and $66 million for the years ended 1997, 1998, 1999, 2000 and 2001, respectively.

(c) Represents the amount of pretax earnings that was required to pay dividends on preferred stock outstanding during the periods presented.